UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Not for release, publication or distribution in any jurisdiction where it is unlawful to distribute this document.

Comisión Nacional del Mercado de Valores

C/Edison 4

28006 Madrid

24 September 2014

Abengoa, S.A. (the “Company”), in compliance with article 82 of the Spanish Securities Market Act, informs the Spanish Securities and Exchange Commission (Comisión Nacional del Mercado de Valores) about the following

Relevant Fact

In relation with the relevant fact published on 22 September 2014, under register number 210994, the Company hereby informs that Abengoa Greenfield, S.A., Sociedad Unipersonal, a subsidiary of the Company, has successfully completed the pricing process of its five hundred million euro (€500,000,000) notes, divided in two tranches, a two hundred and sixty five million euros (€265,000,000) Senior Notes due 2019 tranche, and a three hundred million dollars ($300,000,000) Senior Notes due 2019 tranche, guaranteed by the Company and several of its subsidiaries (the “Green Bonds”). The Green Bonds have been priced at 100% of their nominal amount (€100,000 for the euro denominated tranche and $200,000 for the dollar denominated tranche). The Green Bonds will accrue interest at an annual rate of 5.5% for the euro denominated tranche and of 6.5% for the dollar denominated tranche, payable semi-annually. The closing of the issue is expected to take place on 30th September 2014, once the customary conditions precedent for this type of issue have been met.

The company expects to request the admission to listing of the Green Bonds in the Euro MTF market in Luxembourg.

Daniel Alaminos Echarri

General Secretary

Disclaimer

The information contained herein is not for publication or distribution, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law, and does not constitute an offer to sell, or solicitation of an offer to buy, securities.

The Green Bonds and the related guarantees referred to herein have not been registered under the U.S. Securities Act of 1933, as amended. The Green Bonds and the related guarantees may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended, or in any other jurisdiction (including Spain) other than in compliance with the laws of that jurisdiction. There is no intention to conduct a public offering of the Green Bonds in the United States.

The initial purchasers of the Green Bonds are acting on behalf of the Company and no one else in connection with the Green Bonds and will not be responsible to any other person for providing the protections afforded to clients of the initial purchasers or for providing advice in relation to the Green Bonds.

This notice and any other documents or materials relating to the issue of the Green Bonds are for distribution within the United Kingdom only to persons (i) who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (the “FSMA”) (financial promotion) order 2005 (as amended, the “Financial Promotion Order”), (ii) who are falling within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order or (iii) to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue of the Green Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This notice and any other documents or materials relating to the issue of the Green Bonds are directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this notice an any other documents or materials relating to the issue of the Green Bonds relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

The issue of the Green Bonds shall not constitute a public offering in Spain and, therefore, a prospectus will not be registered with the Spanish Securities and Exchange Commission (Comisión Nacional del Mercado de Valores).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: September 24, 2014	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary